Exhibit 99.1

December 1, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Extension of the term of a Credit Facility until July 15, 2020

The Company is pleased to report that on November 30, 2014, as part of its efforts to increase its financial flexibility, including by increasing its pool of unpledged assets and extending the average maturity of its debt, it entered into an agreement with Israel Discount Bank Ltd. (the “Bank”) to extend the term of its credit facility of U.S.$ 200 million from May 2010, secured by a pledge of some of Citycon Oyj.’s (“CTY”)1 shares held by the Company (for details regarding the credit facility, please see clause 19.2.2 of the chapter “Description of the Company’s Business” in the re-stated annual report of the Company for the year 2013, which is incorporated by reference herein).2

Pursuant to the extension of the credit facility, the following terms, among others, were included: (1) the term of the credit facility was extended to July 15, 2020 (instead of until July 15, 2017); (2) the Company warranted that the number of CTY shares pledged to the Bank will not fall below 20% of the issued and outstanding share capital of CTY (instead of 30%); (3) the Company warranted that in the event a financial entity (that does not manage the money of others or for others) will hold at least 15% of CTY’s shares, the Company will pledge additional CTY shares to the Bank such that the percentage of shares pledged out of the total issued and outstanding share capital of CTY will be at least 5% higher than the percentage held by such financial entity, but not more than 30.1% of the issued and outstanding share capital of CTY; (4) the Company will hold at least 30% of CTY’s issued and outstanding shares; and (5) the definition of the term “net financial debt” of the Company for purposes of the financial covenants will be revised to no longer include trade payables and other accounts payables. No other material changes were made to the main terms of the credit facility.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A wholly-consolidated subsidiary of the Company that is publicly traded on the Helsinki Stock Exchange (OMX).
[2]	Please see Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the SEC on September 15, 2014.